Report on 2009 Annual General Meeting and Shareholder Update

Toronto, Ontario – May 28, 2009: Caledonia Mining Corporation (“Caledonia”) (TSX: CAL, NASDAQ-OTCBB: CALVF, AIM: CMCL) announces that all resolutions proposed at the 2009 Annual and Special Meeting of Shareholders held on May 20, 2009 were passed.  Copies of the presentation made to the meeting by the Chief Executive and the Chief Financial Officer have been posted on Caledonia’s website.

The key messages to shareholders as set out in the presentation and the subsequent discussions include the following:

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The ramp-up of production at Blanket Gold Mine in Zimbabwe to the 24,000 ounces per annum level continues but is dependant primarily on a continuous electricity supply.

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Electricity outages continue to impact negatively on production.  Management is engaged with ZESA, the electricity supplier, and the Zimbabwean Government to try and secure a reduction in the level of outages and greater predictability on the timing of these outages so that operations can be scheduled to minimise the impact on production.  Blanket has sufficient operational flexibility to mitigate the impact of scheduled outages.

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Working capital facilities have been secured to facilitate increasing levels of production.  Stock levels of consumables, and critical spares and parts, are being rebuilt as quickly as possible to enhance Blanket’s operational integrity.

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Blanket is in discussions with various banks regarding the provision of a short-term financing facility to allow the rapid completion of the No. 4 Shaft Expansion (at a cost of approx US$2.25m). This will allow production capacity to be increased progressively to 40,000 ounces of gold per annum.   The use of debt rather than internally-generated cash flows would allow this expansion to be completed more rapidly, with a consequential enhancement in Blanket’s NPV.

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In the medium term, Blanket will focus on exploration and development opportunities within the existing mine area and in neighbouring areas.   The timing and scope of further developments will be determined by the availability of funding and exploration progress.

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Exploration will continue during the remainder of 2009 at the Nama Cobalt Project in Zambia, and will focus on the promising ore-shale horizon with the objective of finding additional resources of cobalt and copper rich ores that are capable of economic hydrometallurgical processing.

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Work continues on finalising the joint ventures with Mitsubishi Corporation in respect of Rooipoort and Mapochsgronde.

Commenting on the outlook for Caledonia, Stefan Hayden, Chief Executive Officer said: “We are excited by the return of Blanket to gold production.  Whilst the environment in Zimbabwe remains challenging, we welcome the recent improvements in operating conditions.  We are optimistic that as stability returns to Zimbabwe, Blanket will achieve its target of becoming a 40,000 ounce per annum gold producer.  Thereafter, we believe that Blanket can continue to expand further based on its existing exploration and development opportunities.”

At the Board Meeting held after the AGM, Mr Robert Liverant submitted his resignation from the Board referring to his wish to reduce his commitments.  Mr Liverant joined the Board of Caledonia on January 18, 2007.  Caledonia’s Board and Management acknowledge and thank Mr. Liverant for his contributions to Caledonia during his time as a Director.

For more information, please visit: www.caledoniamining.com or contact:

Mark Learmonth VP Corporate Development and Investor Relations Caledonia Mining Corporation Tel: +27 11 447 2499 Email: marklearmonth@caledoniamining.com	Alex Buck BuckBias Tel: +44 7932 740 452	Martin Eales RBC Capital Markets Tel: +44 20 7029 7881